[Letterhead of The Otto Law Group]

                                December 7, 2004

VIA EDGAR CORRESPONDENCE

Pamela A. Long, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Mail Stop 4-4
Washington, D.C.  20549-0404

         RE:  NANNACO, INC.
              PRELIMINARY INFORMATION STATEMENT ON SCHEDULE 14C
              FILE NO. 000-50672


Dear Ms. Long:

         We are writing in response to comments issued by the Securities and Exchange Commission in a letter dated December 6, 2004. We refer to the Information Statement filed on Schedule 14C by Nannaco, Inc. ("Registrant"), via EDGAR on November 24, 2004, as amended by PRER 14C filed on December 2, 2004. The following responses, submitted by the Otto Law Group representing Registrant are numbered to correspond with the numbers contained in the comment letter.

SEC COMMENT NO. 1

         As detailed above, on December 2, 2004, Registrant filed an amendment to the Form 14 C filed November 24, 2004, for the purpose of addressing certain internal inconsistencies within the initial document. For the reasons detailed, below, Registrant does not believe that any further amendment is required at this time.

SEC COMMENT NO. 2

         Registrant filed the Schedule 14C specifically to provide information in connection with a proposed reverse stock split. Registrant did not file the
Schedule 14C to seek shareholder consent to the proposed merger with Nazz Productions, Inc. The proposed merger is specifically conditioned upon future consent of the Registrant shareholders, rather than upon the proposed reverse stock split. Registrant will file a separate Schedule 14C that will include the requisite information pursuant to Schedule 14A, prior to, and as a condition of, the closing of the merger with Nazz Productions, Inc. Therefore, we do not believe that the information in Schedule 14A, as read into Schedule 14C, is required to be filed by Registrant at this time.

SEC COMMENT NO. 3

         The issuance of common stock to Nazz Productions, Inc. is specifically conditioned upon future consent of the Registrant's shareholders to the merger with Nazz Productions, Inc., and does not occur until closing of such merger. Registrant intends to file a separate Schedule 14C regarding the proposed merger that will include the requisite information pursuant to Schedule 14A. Therefore, we do not believe that the information requested in connection with Items 11 and 12 is required at this time.

         We hope that these answers satisfy all of the staff's remaining comments, and I will be contacting you in that regard in the near future. In the meanwhile, please contact the undersigned if you have further questions. In Mr. Shier's absence, please contact Todd Van Siclen.

                                                       Sincerely yours,

                                                       THE OTTO LAW GROUP, PLLC


                                                       Tracy Shier

cc:   Andrew P. Schoeffler
      Steve Careaga